Exhibit 21.1
Subsidiaries

Advance Stores Company, Incorporated	Virginia
Advance Trucking Corporation	Virginia
Western Auto Supply Company (Western Auto Supply Company operates auto parts stores through two wholly-owned subsidiaries organized in Delaware)	Delaware
Discount Auto Parts, Inc.	Florida
Advance Merchandising Company, Inc.	Virginia
Advance Aircraft Company, Inc.	Virginia
Advance Auto of Puerto Rico, Inc.	Delaware
Advance Patriot, Inc.	Delaware
Autopart International, Inc.	Massachusetts